UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

Leonard Riggio
c/o Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011
(212) 633-3300

With a copy to:

Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104
Attention:  Jay M. Dorman
Telephone (212) 541-2018

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

_________________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 06777U101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leonard Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,799,718
	8	SHARED VOTING POWER 2,366,946
	9	SOLE DISPOSITIVE POWER 4,799,718
	10	SHARED DISPOSITIVE POWER 2,366,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,616,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06777U101	Page 3 of 5 Pages

SCHEDULE 13D
Item 1.	Security and Issuer.
This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Barnes & Noble Education, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 120 Mountain View Boulevard, Basking Ridge, New Jersey 07920.
Item 2.	Identity and Background.

     (a)  This statement is being filed by Leonard Riggio (the “Reporting Person” or “Mr. Riggio”).

     (b)  The Reporting Person’s business address is c/o Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011.

     (c)  The principal occupation of the Reporting Person is Chairman of the Board of Barnes & Noble, Inc. (“Barnes & Noble”), a retail bookseller with its principal offices located at 122 Fifth Avenue, New York, New York 10011.

     (d) and (e)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.  The matters set forth in Item 4 of this statement are incorporated in this Item 3 by reference as if fully set forth herein.
Item 4.	Purpose of Transaction.
On or about August 2, 2015, the Reporting Person received from Barnes & Noble 7,616,947 shares of Common Stock of the Company in connection with Barnes & Noble’s distribution of all of its Common Stock of the Company to Barnes & Noble’s stockholders.  The record date for that distribution was July 27, 2015.

The Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

SCHEDULE 13D
CUSIP No. 06777U101	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.
(a) and (b)  Mr. Riggio is the beneficial owner of 7,616,947 shares, or 15.8%, of Common Stock.  Mr. Riggio is the direct beneficial owner of 4,799,718 shares of Common Stock.  Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares.  Mr. Riggio and his wife, Louise Riggio (“Mrs. Riggio”), are the indirect beneficial owners of the 1,464,134 shares of Common Stock owned by LRBKS and have the power to direct the vote and disposition of the shares owned by LRBKS.  Mr. Riggio and Mrs. Riggio are the indirect beneficial owners of 902,812 shares of Common Stock as co-trustees of The Riggio Foundation, a charitable trust.  An additional 450,283 shares of Common Stock are held in a rabbi trust established by Barnes & Noble for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement.  Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.

(c)  Except as described herein, the Reporting Person has not effected any transactions in the Common Stock of the Company during the past sixty days.

(d)  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SCHEDULE 13D
CUSIP No. 06777U101	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2015	/s/ Leonard Riggio Leonard Riggio